UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CPI Card Group Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

12634H 10 1

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12634H 10 1

1.	Names of Reporting Persons Parallel49 Equity, ULC (f/k/a Tricor Pacific Capital Partners (Fund IV), ULC)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 32,794,131(1)(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 32,794,131(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,794,131(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 58.07%(3)

12.	Type of Reporting Person (See Instructions) OO

(1)   20,621,843 shares reported on this line are owned by Tricor Pacific Capital Partners (Fund IV), LP. 12,172,288 shares reported on this line are owned by Tricor Pacific Capital Partners (Fund IV) US, LP. Each of Tricor Pacific Capital Partners (Fund IV), LP and Tricor Pacific Capital Partners (Fund IV) US, LP (together, the "Tricor Funds") is managed by Parallel49 Equity, ULC, as the general partner.

(2)   Bradley Seaman, David Rowntree, J. Trevor Johnstone and Roderick Senft are the sole members of an investment committee of the Tricor Funds that has the power to vote or dispose of the shares held by the Tricor Funds. Each member of the investment committee expressly disclaims any beneficial ownership of any shares of common stock held by the Tricor Funds.

(3)   Percentages calculated based on 56,476,116 shares outstanding as of November 23, 2015, as disclosed in CPI Card Group Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 23, 2015.

CUSIP No. 12634H 10 1

1.	Names of Reporting Persons Tricor Pacific Capital Partners (Fund IV), LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 20,621,843 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 20,621,843 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,621,843 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 36.51%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)         Tricor Pacific Capital Partners (Fund IV), LP is managed by Parallel49 Equity, ULC, as the general partner.

(2)         Percentages calculated based on 56,476,116 shares outstanding as of November 23, 2015, as disclosed in CPI Card Group Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 23, 2015.

CUSIP No. 12634H 10 1

1.	Names of Reporting Persons Tricor Pacific Capital Partners (Fund IV) US, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,172,288 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,172,288 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,172,288 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.55%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)         Tricor Pacific Capital Partners (Fund IV) US, LP is managed by Parallel49 Equity, ULC, as the general partner.

(2)         Percentages calculated based on 56,476,116 shares outstanding as of November 23, 2015, as disclosed in CPI Card Group Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 23, 2015.

Item 1.
	(a)	Name of Issuer CPI Card Group Inc.
	(b)	Address of Issuer’s Principal Executive Offices 10368 West Centennial Road Littleton, CO 80127

Item 2.
(a)

Name of Person Filing
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Parallel49 Equity, ULC, Tricor Pacific Capital Partners (Fund IV), LP, and Tricor Pacific Capital Partners (Fund IV) US, LP.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2016, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office or, if none, Residence c/o Parallel49 Equity One Westminster Place, Suite 100 Lake Forest, IL 60045
(c)

Citizenship
Parallel49 Equity, ULC and Tricor Pacific Capital Partners (Fund IV), LP are organized under the laws of Canada.

Tricor Pacific Capital Partners (Fund IV) US, LP is organized under the laws of the United States.

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 12634H 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 32,794,131 (1)(2)
(b) Percent of class: 58.07%(3)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 32,794,131 (1)(2)
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 32,794,131 (1)(2)

(1)         20,621,843 shares reported on this line are owned by Tricor Pacific Capital Partners (Fund IV), LP. 12,172,288 shares reported on this line are owned by Tricor Pacific Capital Partners (Fund IV) US, LP. Each of the Tricor Funds is managed by Parallel49 Equity, ULC, as the general partner.

(2)         Bradley Seaman, David Rowntree, J. Trevor Johnstone and Roderick Senft are the sole members of an investment committee of the Tricor Funds that has the power to vote or dispose of the shares held by the Tricor Funds. Each member of the investment committee expressly disclaims any beneficial ownership of any shares of common stock held by the Tricor Funds.

(3)         Percentages calculated based on 56,476,116 shares outstanding as of November 23, 2015, as disclosed in CPI Card Group Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Commission on November 23, 2015.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Parallel49 Equity, ULC

February 12, 2016
Date
/s/ Bradley Seaman
Signature
Bradley Seaman, Managing Director
Name/Title

Tricor Pacific Capital Partners (Fund IV), LP By: Parallel49 Equity, ULC, its General Partner

February 12, 2016
Date
/s/ Bradley Seaman
Signature
Bradley Seaman, Managing Director
Name/Title

Tricor Pacific Capital Partners (Fund IV) US, LP By: Parallel49 Equity, ULC, its General Partner

February 12, 2016
Date
/s/ Bradley Seaman
Signature
Bradley Seaman, Managing Director
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of CPI Card Group Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2016

Parallel49 Equity, ULC

February 12, 2016
Date
/s/ Bradley Seaman
Signature
Bradley Seaman, Managing Director
Name/Title

Tricor Pacific Capital Partners (Fund IV), LP By: Parallel49 Equity, ULC, its General Partner

February 12, 2016
Date
/s/ Bradley Seaman
Signature
Bradley Seaman, Managing Director
Name/Title

Tricor Pacific Capital Partners (Fund IV) US, LP By: Parallel49 Equity, ULC, its General Partner

February 12, 2016
Date
/s/ Bradley Seaman
Signature
Bradley Seaman, Managing Director
Name/Title